Skadden, Arps, Slate, Meagher & Flom

42/F, Edinburgh Tower,

The Landmark

15 Queen’s Road Central, Hong Kong

February 1, 2007

VIA EDGAR

United States Securities and Exchange Commission

100F Street, N.E., Mail Stop 6010

Washington, D.C. 20549

Attention:	Mr. Donald C. Hunt, Esq.
Mr. Perry Hindin, Esq.

JA Solar Holdings Co., Ltd.

Free Writing Prospectus

Ladies and Gentlemen:

On behalf of JA Solar Holdings Co., Ltd. (the “Company”), we are transmitting for filing in electronic format pursuant to Rule 101(a)(1)(i) of Regulation S-T under the Securities Act of 1933, as amended (the “Securities Act”), a free writing prospectus pursuant to Rule 433 under the Securities Act, in connection with the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on January 16, 2007 (No.333-140002), as amended on January 22, 2007, relating to a proposed underwritten public offering of American depositary shares representing the Company’s ordinary shares.

Please telephone the undersigned in Hong Kong at the office: (852) 3740-4780 or mobile phone: (852) 9460-8675 if we may be of any assistance in answering questions which may arise in connection with the free writing prospectus.

Very truly yours,

/s/ Gregory G. H. Miao
Gregory G. H. Miao

cc:	Huaijin Yang,

CEO, JA Solar Holdings Co., Ltd.

Martin Foley

PricewaterhouseCoopers